SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsa de Comercio de Buenos Aires on November 8, 2019.

By letter dated November 8, 2019,  the company reported that in compliance with Section 63 of the Regulations issued by the Buenos Aires Stock Exchange, this is to report the following information:

1. Results of the period	in million ARS
	09/30/2019	09/30/2018
Results of the period (three-month period)	6,942	5,377
Attributable to:
Shareholders of the controlling company	(2,335)	919
Non-controlling interest	9,277	4,458

2. Other integral results of the period	in million ARS
	09/30/2019	09/30/2018
Other integral results of the period	13,554	23,176
Attributable to:
Shareholders of the controlling company	607	4,738
Non-controlling interest	12,947	18,438

3. Total integral results of the period	in million ARS
	09/30/2019	09/30/2018
Total integral results of the period	20,496	28,553
Attributable to:
Shareholders of the controlling company	(1,728)	5,657
Non-controlling interest	22,224	22,896

4. Equity details	in million ARS
	09/30/2019	09/30/2018
Share Capital	486	479
Treasury shares	16	23
Change in capital stock	7,598	7,598
Additional paid-in capital	8,340	8,340
Premium for trading of treasury shares	72	72
Legal Reserve	293	293
Special Reserve (Resolution CNV 609/12)	4,078	4,078
Cost of treasury share	(1,310)	(1,730)
Changes in non-controlling interest	(2,272)	(2,008)
Revaluation Surplus	129	136
Conversion reserve	4,224	8,547
Reserve for stocks-based payments	380	368
Special Reserve	27,554	3,108
Other comprehensive subsidiary results	431	(41)
Reserve for purchase of securities issued by the company	75	68
Other subsidiary reserves	16	496
Retained earnings	(33,546)	17,005
Shareholders’ Equity attributable to controlling company’s shareholders	16,564	46,832
Non-controlling interest	68,383	118,942
Total shareholder's equity	84,947	165,774

5. Adjustments of previous results	in million ARS
09/30/2019
Change in the valuation method of investment properties	(1,590)
Attributable to:
Shareholders of the controlling company	(569)
Non-controlling interest	(1,021)

  In compliance with the Article 62 Section l) 6) and 8) of the referred Regulations, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 501,642,804 (including treasury shares), divided into 501,642,804 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share.

The Company’s principal shareholders, direct or indirectly, are Inversiones Financieras del Sur S.A (IFISA) and Agroinvestment S.A with 182,287,316 shares, accounting for 37.48% of the share capital (substracted the treasury shares), belonging both companies to the same controlling group and beneficial owner. IFISA is a company incorporated and domiciled at Calle 8, km 17,500, Edificio Zonamérica 1, local 106, Montevideo, Uruguay and Agroinvestment S.A is a company incorporated and domiciled at Cambará 1620, 2nd floor, 202 office, Carrasco, Montevideo, Uruguay.

In addition, we report that as of September 30, 2019, after deducting Inversiones Financieras del Sur S.A. and Agroinvestment S.A’s interest and the treasury shares, the remaining shareholders held 304,079,215 common, registered, non-endorsable shares of ARS 1 par value each and entitled to one vote per share, accounting for 62.52% of the issued and subscribed capital stock.

Below are the highlights for the three-month period ended September 30, 2019:

●
Net result for the first quarter of fiscal year 2020 recorded a gain of ARS 6,942 million compared to a gain of ARS 5,377 million in the same quarter of fiscal year 2019 mainly explained by the result from the loss of control and deconsolidation of the company Gav- Yam in the Israel business center through IRSA.

●
Net result attributable to the controlling shareholder registered a loss of ARS 2,335 million compared to a gain of ARS 919 million in the first quarter of 2019.

●
Adjusted EBITDA for the period reached ARS 6,811 million, of which ARS 1,273 million come from the agricultural business due to higher productive results of sugarcane and cattle activity offset by lower results from farmland sales and ARS 5,538 million come from the urban properties and investments business (IRSA).

●
A 2020 campaign with good weather conditions is projected in the region in which we expect to plant approximately 268,000 ha.

●
Regarding farmland sales, our subsidiary Brasilagro has completed a partial sale of 1,134 hectares of its Jatobá farm (Jaborandi - Bahía) for an amount of BRL 22.7 million. A 2020 campaign with good weather conditions is projected in the region in which we expect to plant approximately 268,000 ha.

●
On October 30, our Shareholders' Meeting has approved a distribution among its shareholders of 13,000,000 treasury shares, representing 2.6% of the share capital.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 8, 2019